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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*

                      FINANCIAL TELECOM LIMITED (USA), INC.
                      -------------------------------------
                                (Name of Issuer)

                          $.001 par value common stock
                          ----------------------------
                         (Title of Class of Securities)

                           --------------------------
                                 (CUSIP Number)

                           Richard Yan (86)21-33040830
      1701 Securities Tower, 689 Guangdong Rd. Shanghai, P.R.China, 200001
     ---------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 16, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and fivecopies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               SCHEDULE 13D

CUSIP No.                                                      Page 1 of 2 Pages
--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     Allura Film Partners, Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     BVI
--------------------------------------------------------------------------------
Number of Shares Beneficially by Owned by Each Reporting Person with

7.    Sole Voting Power
        26,387,915 Shares of the company's outstanding common stock
--------------------------------------------------------------------------------
8.   Shared Voting Power
      None
--------------------------------------------------------------------------------
9.   Sole Dispositive Power
     26,387,915 Shares of the company's outstanding common stock
--------------------------------------------------------------------------------
10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     26,387,915 Shares of the Company's outstanding common stock.
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.38%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER

      The class of equity security to which this schedule applies is the $0.001 par value common stock of Financial Telecom Limited (USA), Inc. (the "Company" or "FTL"). The Company's principal executive offices are located at 306, Hang Bong Commercial Center, 28 Shanghai Street, Kowloon, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND

(a)     Name: Allura Film Partners, Inc
(b) Residence or business address: Kingston Chamber, PO Box 173 Road Town, Tortola BVI
(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: N/A
(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None
(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None
(f)     Citizenship: N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 24, 2004, Allura Film Partners, Inc. entered into a Share Purchase Agreement with the registrant to buy 40,000,000 restricted common shares at US$0.0125 per share for gross proceeds of US$500,000 without warrants. The source of funds is private placement from its investors and several partners. US$170,151 was the advance from partners and therefore 13,612,085 shares were issued to these partners directly.


ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition was to nworking capital needs of the issurer and make investments.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Allura Film Partners, Inc. is the beneficial owner of 26,387,915 shares of common stock, which represents 32.4% of the Company's issued and outstanding common stock.;
b)&(d) Allura Film Partners, Inc. has sole voting power over the shares. Allura Film Partners, Inc. has the sole right to receive the dividends from, and the proceeds from the sale of, these shares.
(c) None
(e) None


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Share Exchange Agreement between Financial Telecom Limited (USA), Inc., and Allura Film Partners, Inc. dated November 24, 2004.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  Allura Film Partners, Inc.


Date: May 16, 2005                                By: /s/ Chen Li
                                                      ----------------
                                                      Chen Li



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                              STOCK SALE AGREEMENT


Financial Telecom Limited (USA), Inc. (listed under OTCBB as FLTL), a Nevada corporation (the "Company") with principal offices located at Suite 306, Hang Bang Commercial Centre, 28 Shanghai Street, Kowloon, Hong Kong, agrees with Allura Film Partners, Inc., a BVI corporation, located at Kingston Chamber, P.O. Box 173, Road Town, Tortola, British Virgin Island (the "Buyer") to the sale of 40,000,000 of its common shares to the Buyer as a block.

When executed by the Buyer below, this Stock Sale Agreement ("Agreement") will set out the undersigned and the Buyer's understanding and agreement regarding this proposed transaction.

1. The Company desires to sell and the Buyer desires to purchase 40,000,000 (forty million) shares of the above block of Company's common shares at the agreed price of US$0.0125 per share or a total price of US$500,000. These shares are restricted subject to SEC rule 144 with legends affixed when issued.

2. The Buyer may remit partial or full purchase price in good funds to a bank account nominated by the Company. The Company shall deliver to the Buyer the relevant number of restricted (Rule 144) common Shares as specified above upon receipt of the payment(s). It is agreed that this transaction shall complete within ninety days from the date of execution.

3. In connection with this transaction and as an inducement for the Buyer to enter into this Agreement, the undersigned hereby represents, and by the undersigned and the Buyer' signing, hereby re-confirm, that:

         3.1 The subject Shares are subject to Rule 144 and Reg S under SEC regulations and free and clear of liens, claims and encumbrances.

         3.2 The Company will not have any claims against the Shares, and can acknowledge to the Buyer that there is no reason or cause to block the sale.

         3.3 The undersigned has no knowledge of any restrictions by contract, operation of law or otherwise prohibiting this sale or the transfer of these shares into the name of The Buyer, subject only to the Securities Laws governing the sale of securities. The undersigned does not believe that the sale of the Shares to the Buyer is required to be registered under the Act because a) the initial issuance of the Shares by the Company was registered under the Act; b) the transaction whereby the undersigned sells the Shares was in compliance with all applicable laws and securities rules and regulations; and c) the Buyer does not control, is not controlled by and is not under common control with the Company directly or indirectly.


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         3.4      The undersigned has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Buyers could be obligated or liable.

4. In connection with this transaction, and as an inducement, for the undersigned to enter into this Agreement, the Buyer represents and warrants, and by the undersigned and the Buyer's signing hereby re-confirms that:

         4.1 Company is duly organized, validly existing and in good standing under the laws of its jurisdiction, the State of Nevada;

         4.2 The Buyer is credited investors as the meaning is set forth under Regulation D of the Securities Act of 1933, as amended;

         4.3 The Buyer was not solicited by the undersigned or any of the undersigned's representatives for the purchase of these shares.

         4.4 The Buyer is acquiring the Shares for its own account and not with a view to distribution within the meaning of the Securities Act.

         4.5 The Buyer has received all of the information from its independent professional, legal and/or tax advisors, as it considers necessary or appropriate for determining whether to purchase the Shares. The Buyer is familiar with the business, affairs, risk and properties of the Company. The Buyer has had an opportunity to ask questions of and receive answers from the Company, and its officers, directors and other representatives regarding the Company.

         4.6 The Buyer has such knowledge and expertise in financial and business matters and capable of evaluating the merits and substantial risks of an investment in the Shares and are able to bear the economic risks relevant to the purchase of the Shares hereunder.

         4.7 The Buyer understands that there may be no market for the Shares.

         4.8 The Buyer' financial condition is such that the Buyer is under no present or contemplated future needs to dispose of any portion of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness.

         4.9 Notwithstanding applicable Federal and State corporate and securities law disclosure requirements in any jurisdiction, The Buyer agrees not to disclose any terms of this Agreement to any other parties except to parties specifically involved in the transaction contemplated herein.


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         4.10     The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the undersigned could become liable or obligated.

         4.11 The Buyer acknowledges that the undersigned makes no representation or warranties as to the past, present or future operations of the Company, or the price or activity of the Company's stock.

5. The undersigned and the Buyer agree to indemnify and hold each other harmless for three (3) years following the date below against and in respect of any liability, damage or deficiency, all actions, suits, proceeding, demands, assessment, judgments, costs and expenses resulting from any misrepresentation made in this Agreement.

6. Neither party has any obligation to the other for not completing this transaction. If the transaction is not completed within the time frame agreed upon, then the agreement will be void.

7. The parties agree to execute such additional documents and take action as may reasonably be requested to effect this transaction or otherwise carry out the intent and purpose of this Agreement, or subsequently transfer the subject Shares.

8. This Agreement shall be governed by the laws of Nevada, notwithstanding any conflict-of-law provisions to the contrary.

9. This Agreement sets forth the entire understanding between the parties and no other prior written or oral statement or agreement shall be recognized or enforced. Any amendments or modifications to this Agreement must be in writing executed by both parties.

10. If a court of competent jurisdiction determines that any clause or provision of this Agreement is invalid, illegal or unenforceable, the other clauses and provisions of the Agreement shall remain in full force and effect and the clauses and provisions which are determined to be void, illegal or unenforceable shall be limited so that they may remain in effect to the extent permissible by law.


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11.      Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party in the performance of any obligation by the other shall be construed as a waiver of the same or other default then, theretofore, or thereafter occurring or existing.

12. This agreement may be executed by one or more parties in counterparts, and such copy may be delivered by facsimile and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of either of us, we agree to execute an original of this instrument as well as any facsimile, telecopy or other reproduction hereof.

13. Upon the Buyer acceptance of all of the terms and conditions contained herein, the Company will inform the Buyer of banking coordinates for receipt of the funds contemplated hereunder.


Dated: November 24th 2004                  "THE COMPANY"

                                           Financial Telecom Limited USA, Inc.

                                           By: /s/ Stephen Tang
                                               ---------------------------------

                                           "THE BUYER"
                                           Allura Film Partners, Inc.

                                           By: /s/ Chen Li
                                               ---------------------------------